United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of April, 2003

GRUMA, S.A. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Amendment of the Press Release dated  April 23, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.

By     /s/ Raul Cavazos Morales
       ___________________________
Raul Cavazos Morales
Chief Financial Officer
Date: April 23, 2003

Contacts: Rogelio Sanchez (52 81) 8399-3312 rogelio_sanchez@gruma.com Lilia Gomez (52 81) 8399-3324 lilia_gomez@gruma.com Fax: (52 81) 8399-3359 Web site: http://www.gruma.com
Monterrey, N.L., Mexico, April 23, 2003	New York Stock Exchange: GMK Bolsa Mexicana de Valores: GRUMAB

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION FOR THE FIRST QUARTER 2003
 (PESO AMOUNTS ARE STATED IN MILLIONS IN CONSTANT TERMS AS OF MARCH 31, 2003)

SUMMARY AND CONSOLIDATED FINANCIAL HIGHLIGHTS

GRUMA's significant 15% increase in net sales during 1Q03 was driven mainly by volume growth in Gruma Corporation and by price increases in most subsidiaries in connection with higher corn and wheat costs.

GRUMA's operating income rose 6% as a result of the higher sales volume mentioned above, as well as better absorption of operating expenses. These improved results increased cash generation, which was used to reduce debt by 10% compared to March 2002.

Consolidated Financial Highlights
(Ps millions)

	1Q03	1Q02	VAR (%)
VOLUME (thousand metric tons)	875	822	6
NET SALES	5,206	4,537	15
OPERATING INCOME	298	282	6
OPERATING MARGIN	5.7%	6.2%	(50) bp
EBITDA	549	514	7
EBITDA MARGIN	10.5%	11.3%	(80) bp
MAJORITY NET INCOME	31	114	(73)
ROE	4.0%	5.2%	(120) bp

Debt
(US$ millions)
Mar.'03	Dec.'02	Var (%)	Mar.'02	Var (%)
646	656	(2)	716	(10)

CONSOLIDATED RESULTS OF OPERATIONS 1Q03 vs. 1Q02

Sales volume rose 6% as a result of higher volumes in Gruma Corporation, Molinera de Mexico, and, to a lesser extent, Gruma Centro America and PRODISA. The volume increases, together with higher prices in Gruma Corporation, the Venezuela Operations1, and Molinera de Mexico, were responsible for the 15% increase in net sales. Sales from foreign operations constituted 67% of consolidated net sales.

Cost of sales as a percentage of net sales increased to 64.4% from 62.7%, resulting primarily from GIMSA (due mainly to higher corn costs) and, to a lesser extent, the Venezuela Operations and Molinera de Mexico. In absolute terms, cost of sales increased 18%.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales dropped to 29.9% from 31.1%. The decrease was driven mainly by better expense absorption within the Venezuela Operations and, to a lesser extent, Molinera de Mexico and Gruma Corporation. The optimization of distribution expenses in PRODISA also contributed to the consolidated improvement. In absolute terms, SG&A increased 10% in connection with higher net sales in Gruma Corporation.

The 6% rise in GRUMA's consolidated operating income was driven mainly by the Venezuela Operations and Gruma Corporation. Operating margin decreased to 5.7% from 6.2% due mainly to the fact that GIMSA's higher corn costs, mentioned above, were not reflected in its corn flour prices until the end of the quarter.

Net Comprehensive Financing Cost

(Ps millions)

Items	1Q03	1Q02	Change	Comments
Interest expense	139	137	3	Higher exchange rate offset the effect of lower debt and lower interest rates.
Interest income	(17)	(18)	1	Lower average cash balances.
FX loss (gain)	95	(24)	119	Peso devaluation in 1Q03 versus peso appreciation in 1Q02.
Monetary position loss (gain)	(99)	(36)	(63)	Higher inflation in the U.S. and changes in accounting policies (beginning December 2002) related to the monetary position of the U.S. operations.
Total	119	59	60

Other expenses, net, resulted in expense of Ps 32 million, Ps 70 million higher than in the same period last year, because the amortization of deferred assets related to excess of book value over cost of the acquisition of MONACA was completed in June 2002.

Taxes and employees' profit sharing of Ps 120 million were Ps 26 million higher than in 1Q02, due primarily to higher pretax income in Gruma Corporation. The effective tax rate was 81.0%.

GRUMA's share of net income in unconsolidated associated companies (Grupo Financiero Banorte (''Banorte'')) was Ps 38 million, Ps 31 million more than in 1Q02, due mainly to the completion during 2Q02 of the amortization of deferred assets related to excess of cost of the acquisition over book value of Banorte, which was previously reported under this item.

GRUMA's total net income was Ps 66 million. The company reported majority net income of Ps 31 million, Ps 83 million lower than in the same period last year, due mainly to the FX losses described in the chart above.

1  Refers to MONACA and DEMASECA, GRUMA's operating subsidiaries in Venezuela.

RESULTS BY SUBSIDIARY 1Q03 vs. 1Q02

GRUMA CORPORATION
 The 10% increase in volume was driven mainly by higher volumes in both the corn flour and tortilla operations.
   Corn flour volume to third parties grew 9% mainly as a result of
  Strong demand from existing U.S. trade customers increasing their production of tortillas and tortilla chips, and
   The continuing influx of new trade customers who have converted from the traditional cooked corn method to the corn flour method.
  Tortilla volume increased 11%, as both retail and foodservice sales enjoyed significant volume increases driven mainly by
  A 17% increase in corn flour tortilla volume, which reflected the successful rollout of the ''Great New Taste'' recipe for corn flour tortillas for retail sales introduced in the marketplace at the end of 3Q02;
  Higher wheat flour tortilla sales volume due to growth in the market;
  To a lesser extent, higher chip volume due to demand in the marketplace as well as an agreement with a major customer, pursuant to which Gruma Corporation manufactures the customer's private label products;
  Increased foodservice exports of wheat flour tortillas;
  New business relationships with two restaurant chains based in the Midwest, which began during 3Q02; and
  Incentive programs, offered to distributors, designed to increase both corn flour tortillas sales and distributor business.

Net sales increased 13%, reflecting the volume growth noted above and price increases introduced to the marketplace during 1Q03 by both the corn flour and tortilla operations to reflect higher corn costs.

Cost of sales as a percentage of net sales rose to 53.6% from 53.5% as a result of

  Higher corn costs,

  Higher natural gas costs,

  Increased additive costs associated with the ''Great New Taste'' corn formulation, and

  Increased fixed overhead due largely to additional depreciation from expansions in corn flour capacity made in 2Q02.

The price increases mentioned above mostly offset increases in production costs driven largely by higher raw material prices and energy costs. In absolute terms, cost of sales increased 13% due to the volume and cost increases mentioned above.

SG&A as a percentage of net sales decreased to 37.5% from 37.8% due to better expense absorption in connection with the increase in net sales. In absolute terms, SG&A increased 12% compared to 1Q02, commensurate with the increase in sales volume and, to a lesser extent, higher insurance expenses.

Operating income increased 15% to Ps 229 million. Operating margin grew to 8.9% from 8.7%

GIMSA
Sales volume was flat as result of the following two factors, which offset each other:
  A 3% increase in one-kilogram consumer retail package sales (GIMSA's new commercial structure enables it to negotiate more directly with employees in charge of purchasing at DICONSA, the Mexican government's social welfare and distribution program), and
  A 1% decline in bulk corn flour sales resulting from a sharp rise in the price of tortillas throughout the industry, which affected tortilla consumption.

Net sales increased 1%, reflecting higher corn flour prices in connection with higher corn costs.

Cost of sales increased 6% in absolute terms and, as a percentage of net sales, increased to 76.6% from 72.4%. Eighty percent of the increase was driven by higher corn costs and 20% by higher fuel and electricity costs.

SG&A  was flat in absolute terms and, as a percentage of net sales, decreased to 18.6% from 18.7% because GIMSA raised corn flour prices. GIMSA lowered administrative expenses by 7% as part of its program to redirect resources to strengthen its commercialization and customer-service infrastructure. These measures are all part of the company's new commercial strategy to facilitate a resumption in volume growth.

Operating income declined 46%, and operating margin dropped to 4.8% from 8.9% due to the higher corn costs mentioned above, which were not fully reflected in the company's corn flour prices during most of 1Q03.

For additional information, see GIMSA ''Management's Discussion and Analysis of Results of Operations and Financial Condition for the First Quarter 2003,'' available through GRUMA's website, www.gruma.com, and through GIMSA's website, www.gimsa.com.

VENEZUELA OPERATIONS

The 10% increase in sales volume was driven mainly by an 8% increase in corn flour volume due to delayed customer purchases in connection with the temporary cessation of market activity during December 2002.

Net sales increased 60%, reflecting the implementation of price increases over the devaluation effect of the bolivar and, to a lesser extent, the sales volume growth mentioned above.

Cost of sales as a percentage of net sales increased to 73.3% from 72.0% due to the intentional absorption of a small portion of the increases in grain costs in order to achieve volume growth. In absolute terms, cost of sales increased 63% as a result of increases in corn and wheat costs and sales volume growth noted above.

SG&A as a percentage of net sales decreased to 16.7% from 20.6% due to better expense absorption in connection with the increase in net sales. In absolute terms, SG&A increased 30%, reflecting principally the effect of the bolivar devaluation and variable selling expenses.

Operating income increased 114% to Ps 65 million. Operating margin rose to 9.9% from 7.4%.

MOLINERA DE MEXICO
The 14% sales volume increase was driven mainly by higher bulk sales resulting from (1) increased sales to GAMESA, Mexico's largest cookie maker, (2) continued initiatives designed to enhance sales to supermarket in-store bakeries, and (3) the securing of additional supply contracts based on customer service and quality.

Net sales increased 28% due to (1) the 14% volume increase, and (2) higher wheat flour prices in connection with higher wheat costs.

Cost of sales as a percentage of net sales increased to 80.7% from 79.1% due to a change in the sales mix favoring bulk presentation. In absolute terms, cost of sales increased 30% due to the increases in sales volume and wheat costs mentioned above.

SG&A increased 15% as a result of expenses associated with (1) higher freight expenses in connection with volume increases, and (2) greater expenses associated with initiatives to increase supermarket sales and distributor support. As a percentage of net sales, SG&A decreased to 18.2% from 20.2% as a result of the strong increase in net sales.

Operating income grew 92%, and operating margin rose to 1.1% from 0.7%.

GRUMA CENTRO AMERICA

Sales volume rose 12%, mainly as a result of higher corn flour sales volume. The company reduced corn flour prices in the face of intensified competition from the traditional cooked corn method and other corn flour producers.

The 7% growth in net sales was driven by the rise in volume noted above. Net sales grew at a lower rate than did sales volume largely because of lower corn flour prices resulting from (1) a shift in the corn flour product mix toward cheaper brands (flankers and private-label) and bulk presentation, and (2) corn flour price discounts implemented to meet intensified competition from the traditional cooked corn method and other corn flour producers.

Cost of sales as a percentage of net sales rose to 70.3% from 65.2%, primarily as a result of higher corn costs and the lower corn flour prices mentioned above. In absolute terms, cost of sales increased 15% due to sales volume growth and increases in corn costs.

SG&A increased 8% in absolute terms and, as a percentage of net sales, rose to 35.5% from 34.9%. The increase came mainly from higher promotion and advertising expenses related to the company's focus on meeting intensified competition and strengthening brand equity.

Operating loss was Ps 15 million compared to break-even in 1Q02.

OTHER AND ELIMINATIONS 2
Operating loss was Ps 44 million, Ps 12 million less than in 1Q02, due mostly to smaller losses in PRODISA. PRODISA's operating loss was reduced to Ps 15 million from Ps 26 million mainly as a result of higher absorption of fixed costs in connection with a 26% rise in sales volume (due to the introduction of warm tortillas) and the optimization of distribution expenses.

2 Other and Eliminations include PRODISA, corporate services, technology operations, and accounting eliminations..

FINANCIAL POSITION March 2003 vs. December 2002

Balance Sheet Highlights
 Total assets were Ps 22,361 million, Ps 254 million lower, mainly because of

  Lower grain inventories in the Venezuela Operations due to the consumption of grains following the end of the corn crop season (typically, the fourth quarter is when these subsidiaries build most of their corn inventories),

  Lower other accounts receivable in connection with the cash payment received from the sale of unproductive assets during 4Q02, and

  Lower trade accounts receivable in connection with optimization programs for working capital in the Venezuela Operations and seasonality in Molinera de Mexico.

Total liabilities were Ps 10,177 million, Ps 149 million lower, mainly as a result of lower trade accounts payable following the end of the Venezuela Operations' and GIMSA's corn procurement season and Molinera de Mexico's wheat procurement season.

GRUMA continued to improve its debt profile throughout the year. At March 31, 2003, funded debt totaled US$646 million, representing a US$70 million, or 10%, reduction compared to debt funded as of March 31, 2002. Compared to December 31, 2002, debt was US$10 million, or 2%, lower.

Schedule of Debt Amortizations and Debt Ratios
As of March 31, 2003, 96% of GRUMA's debt was dollar denominated and 10% percent was short term.

Schedule of Debt Amortizations
(US$ millions)

	ST	2004	2005	2006	2007...	Total
Syndicated loan		50	250			300
Yankee bond					250	250
Private placement	1	1	1	2	13	18
Other	66	1			11	78
TOTAL	67	52	251	2	274	646

Debt Ratios

(last twelve months)

	1Q03	4Q02	1Q02
Debt/EBITDA	2.7	2.8	3.0
EBITDA/net interest expense	4.9	4.9	4.2

Stockholders' equity on March 31, 2003, totaled Ps 12,184 million, 1% lower than the balance on December 31, 2002.

INVESTMENT PROGRAM

GRUMA's investments totaled Ps 115 million during 1Q03 and were applied mainly to expand capacity in Gruma Corporation and to upgrade technology in the rest of the subsidiaries.

FINANCIAL RATIOS

Operational Ratios

	1Q03	4Q02	1Q02
Accounts receivable outstanding (days to sales)	39	40	42
Inventory turnover (days to cost of sales)	66	70	63
Net working capital turnover (days to sales)	53	55	58
Asset turnover (total assets to sales)	0.9	0.9	0.8

Profitability Ratios

	1Q03%	4Q02%	1Q02%
ROA	2.2	2.7	2.8
ROE	4.0	4.9	5.2
ROIC	6.3	6.4	4.3

CONFERENCE CALL
The company will hold a conference call to discuss 1Q03 results on April 24, 2003, at 11:30 a.m. Eastern Time (10:30 a.m. Mexico and CT / 9:30 a.m. MT / 8:30 a.m. PT). From the U.S. or Canada please call (800) 360-9865; international or local callers dial (973) 694-6836. The conference call will also be web-cast live via the GRUMA corporate web site, www.gruma.com. For the conference replay, please call (800) 428-6051 or (973) 709-2089 and enter pass code 290101. Please go to the Investor Relations page of the web site for further details. The audio web-cast will be archived on the site.

Founded in 1949, GRUMA is the world's largest corn flour and tortilla producer. GRUMA is engaged primarily in the production, marketing, distribution, and sale of corn flour, package tortillas, and wheat flour. With leading brands in most of its markets, GRUMA operates principally through the following subsidiaries: Gruma Corporation, GRUMA's wholly owned corn flour and tortilla subsidiary in the United States and Europe; Grupo Industrial Maseca, S.A. de C.V. (''GIMSA''), the company's 83%-owned corn flour subsidiary in Mexico; Molinera de Mexico, GRUMA's 60%-owned wheat flour subsidiary in Mexico; Gruma Centro America, GRUMA's wholly owned corn flour subsidiary based in Costa Rica; and Productos y Distribuidora Azteca, S.A. de C.V. (PRODISA), GRUMA's wholly owned packaged tortilla subsidiary in Northern Mexico. GRUMA also produces corn flour and wheat flour in Venezuela through MONACA, a 95%-owned subsidiary, and DEMASECA, a 50%-owned subsidiary. Headquartered in Monterrey, Mexico, GRUMA has 14,500 employees and 74 plants and, in 2002, had net sales of US$1.8 billon. For more information, visit www.gruma.com.

ACCOUNTING PROCEDURES
The consolidated figures have been restated in pesos of constant purchasing power as of March 31, 2003, and were prepared in accordance with Accounting Principles Generally Accepted in Mexico, commonly referred to a ''Mexican GAAP.''
The restatement was determined as follows:

  The consolidated figures are restated to period-end constant local currencies following the provisions of bulletin B-10, applying the general consumer price index from the country in which the subsidiary operates.
  Once consolidated figures are restated, they are converted to Mexican pesos, applying the exchange rate in effect at the end of the period.

  For comparability purposes, the 2002 consolidated figures have been restated in Mexican pesos by utilizing a weighted-average restatement factor, which considers the relative total sales contribution by country for the year ended December 31, 2002, and the corresponding inflation and exchange-rate fluctuations during that period.

FOR ANALYSIS PURPOSES OF THIS REPORT
The results of foreign operations were determined as follows:

  Figures for Gruma Corporation were converted from dollars to pesos using convenience translations with the exchange rate of Ps 10.79/dollar as of March 31, 2003. The differences between Mexican GAAP and U.S. GAAP, applied to Gruma Corporation, are reflected in the column entitled ''Others and Eliminations''.

  Figures for foreign subsidiaries in Central America and Venezuela were converted from the currency of the country in which the subsidiary operates (in constant terms) into dollars, and then from dollars to pesos using convenience translation with the exchange rate of Ps 10.79/dollar as of March 31, 2003.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United Sates, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUMA, S.A. DE C.V., AND SUBSIDIARIES

(Millions of constant pesos as of March 31, 2003)

FINANCIAL HIGHLIGHTS

	QUARTERS					YTD MARCH		
INCOME STATEMENT SUMMARY	**1Q03**	1Q02	VAR (%)	4Q02	VAR (%)	**2003**	2002	VAR (%)
NET SALES	**5,206**	4,537	15	5,236	(1)	**5,206**	4,537	15
GROSS PROFIT	**1,853**	1,691	10	1,919	(3)	**1,853**	1,691	10
GROSS MARGIN (%)	**35.6%**	37.3%		36.6%		**35.6%**	37.3%	
OPERATING INCOME	**298**	282	6	460	(35)	**298**	282	6
OPERATING MARGIN (%)	**5.7%**	6.2%		8.8%		**5.7%**	6.2%	
COMPREHENSIVE FINANCING COST (INCOME)	**119**	59		122		**119**	59	
INTEREST EXPENSE	**139**	137		147		**139**	137	
INTEREST INCOME	**(17)**	(18)		(12)		**(17)**	(18)	
FOREIGN EXCHANGE LOSS (GAIN)	**95**	(24)		91		**95**	(24)	
MONETARY POSITION (GAIN) LOSS	**(99)**	(36)		(105)		**(99)**	(36)	
OTHER (INCOME) EXPENSE, NET	**32**	(38)		(112)		**32**	(38)	
TAXES AND EMPLOYEES' PROFIT SHARING	**120**	94		249		**120**	94	
EQUITY EARNINGS, ASSOCIATED COMPANIES	**(38)**	(6)		(28)		**(38)**	(6)	
NET INCOME	**66**	173	(62)	230	(71)	**66**	173	(62)
MAJORITY NET INCOME	**31**	114	(73)	176	(83)	**31**	114	(73)
EARNINGS PER SHARE[1]	**0.07**	0.25	(73)	0.40	(83)	**0.07**	0.25	(73)
EARNINGS PER ADR (US$)[2]	**0.03**	0.09	(73)	0.15	(83)	**0.03**	0.09	(73)
DEPRECIATION AND AMORTIZATION AFFECTING OPERATING INCOME	**251**	232		284		**251**	232	
DEPRECIATION AND AMORTIZATION, TOTAL	**283**	198		312		**283**	198	
EBITDA[3]	**549**	514	7	744	(26)	**549**	514	7
INVESTMENTS	**115**	98		198		**115**	98	

BALANCE SHEET SUMMARY	**Mar-03**	Mar-02	VAR (%)	Dec-02	VAR (%)	**Mar-03**	Mar-02	VAR (%)
CASH AND CASH EQUIVALENTS	**494**	575	(14)	461	7	**494**	575	(14)
TRADE ACCOUNTS RECEIVABLE	**2,228**	2,133	4	2,331	(4)	**2,228**	2,133	4
OTHER ACCOUNTS RECEIVABLE	**657**	619	6	772	(15)	**657**	619	6
INVENTORIES	**2,466**	2,005	23	2,598	(5)	**2,466**	2,005	23
CURRENT ASSETS	**6,076**	5,494	11	6,279	(3)	**6,076**	5,494	11
PROPERTY, PLANT, AND EQUIPMENT, NET	**12,792**	12,527	2	12,850	(0)	**12,792**	12,527	2
TOTAL ASSETS	**22,361**	21,668	3	22,615	(1)	**22,361**	21,668	3
SHORT-TERM DEBT	**721**	1,206	(40)	807	(11)	**721**	1,206	(40)
CURRENT LIABILITIES	**3,173**	3,192	(1)	3,420	(7)	**3,173**	3,192	(1)
LONG-TERM DEBT	**6,253**	5,610	11	6,182	1	**6,253**	5,610	11
TOTAL LIABILITIES	**10,177**	9,435	8	10,326	(1)	**10,177**	9,435	8
MAJORITY STOCKHOLDERS' EQUITY	**9,508**	9,612	(1)	9,650	(1)	**9,508**	9,612	(1)
STOCKHOLDERS' EQUITY	**12,184**	12,233	(0)	12,289	(1)	**12,184**	12,233	(0)
CURRENT ASSETS/CURRENT LIABILITIES	**1.91**	1.72		1.84		**1.91**	1.72	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**0.84**	0.77		0.84		**0.84**	0.77	
DEBT/(DEBT + STOCKHOLDERS' EQUITY)	**0.36**	0.36		0.36		**0.36**	0.36	
BOOK VALUE PER SHARE[1]	**21.55**	21.42		21.86		**21.55**	21.42	

[1] On the basis of 441,183,943 shares as of March 31, 2003, 448,656,986 shares as of March 31, 2002, and 441,402,386 shares as of December 31, 2002.

[2] Each ADR represents four ordinary shares; the exchange rate used was Ps 10.79 per dollar as of March 31, 2003.

[3] EBITDA = operating income + depreciation and amortization affecting operating income.

CREDITS BREAKDOWN
(Thousands of Pesos)

CREDIT / TYPE / INSTITUTION	AMORT. DATE	RATE OF INT.	DENOMINATED IN PESOS: UNTIL 1 YEAR	DENOMINATED IN PESOS: MORE THAN 1 YEAR	AMORTIZATION OF CREDITS IN NATIONAL ENTITIES: CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS	AMORTIZATION OF CREDITS IN FOREIGN ENTITIES: CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS
BANKS																
UNSECURED DEBT																
SCOTIAINVERLAT	25/04/2003	3.37	-	-	-	-	-	-	-	-	97,110	-	-	-	-	-
INBURSA	04/04/03	3.65	-	-	-	-	-	-	-	-	113,295	-	-	-	-	-
RABOBANK	27/05/2003	2.80	-	-	-	-	-	-	-	-	194,220	-	-	-	-	-
BBVA BANCOMER	16/04/2003	2.95	-	-	-	-	-	-	-	-	91,715	-	-	-	-	-
BANCO CUSCATLAN	6/6/03	5.00	-	-	-	-	-	-	-	-	10,768	-	-	-	-	-
CITIBANK	10/4/03	3.38	-	-	-	-	-	-	-	-	161,848	-	-	-	-	-
BANCO CUSCATLAN	8/6/03	4.75	-	-	-	-	-	-	-	-	6,770	-	-	-	-	-
BANCO DE VENEZUELA	12/5/03	26.16	-	-	-	-	-	-	-	-	20	-	-	-	-	-
BANCO DE VENEZUELA	14/05/2003	26.16	-	-	-	-	-	-	-	-	20	-	-	-	-	-
BANCO DE VENEZUELA	19/05/2003	26.16	-	-	-	-	-	-	-	-	20	-	-	-	-	-
BANCO DE VENEZUELA	06/05/03	26.16	-	-	-	-	-	-	-	-	20	-	-	-	-	-
BANCO VENEZOLANO	26/05/2003	24.02	-	-	-	-	-	-	-	-	20	-	-	-	-	-
BANCO DE VENEZUELA	22/05/2003	24.02	-	-	-	-	-	-	-	-	20	-	-	-	-	-
BANCO DE VENEZUELA	30/04/2003	24.00	-	-	-	-	-	-	-	-	3,372	-	-	-	-	-
BANCO PROVINCIAL	12/05/03	24.20	-	-	-	-	-	-	-	-	12,793	-	-	-	-	-
BANCO DEL CARIBE	09/04/03	22.94	-	-	-	-	-	-	-	-	13,488	-	-	-	-	-
BANCO DE VENEZUELA	30/04/2003	23.15	-	-	-	-	-	-	-	-	3,372	-	-	-	-	-
VITH VARRANTY																
SAN ANTONIO I.D.B.	1/11/2009	2.38	-	-	-	-	-	-	-	-	-	-	-	-	-	44,185
HOUSTON I.D.B.	1/11/2009	2.38	-	-	-	-	-	-	-	-	-	-	-	-	-	69,488
OTHER FINANCIAL ENTITIES																
JP MORGAN CHASE (YANKEE)	9/10/2007	7.63	-	-	-	-	-	-	-	-	-	-	-	-	-	2,697,500
BANK OF AMERICA	23/12/2005	3.56	-	-	-	-	-	-	-	-	-	-	539,500	2,697,500	-	-
DEVENTURES	1/7/2004	3.80	-	-	-	-	-	-	-	-	-	-	14,610	-	-	-
CARL HUGHES	22/07/2009	7.00	-	-	-	-	-	-	-	-	680	-	766	820	874	3,043
JOHN HANCOCK	1/2/2009	7.96	-	-	-	-	-	-	-	-	11,558	237	12,764	13,811	14,955	142,957
TOTAL BANKS			**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**721,109**	**237**	**567,640**	**2,712,131**	**15,829**	**2,957,173**
SUPPLIERS																
OTHERS			353,554	-	-	445,619	-	-	-	-	-	-	-	-	-	-
TOTAL SUPPLIERS			**353,554**	**0**	**0**	**445,619**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTHER LIABILITIES			-	7,575	1,627,442	-	42,583	-	-	-	-	-	-	-	-	-
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**0**	**7,575**	**1,627,442**	**0**	**42,583**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
TOTAL			**353,554**	**7,575**	**1,627,442**	**445,619**	**42,583**	**0**	**0**	**0**	**721,109**	**237**	**567,640**	**2,712,131**	**15,829**	**2,957,173**

SELLS DISTRIBUTION BY PRODUCT
DOMESTIC SELL

MAIN PRODUCT	TOTAL PRODUCTION: VOLUME	TOTAL PRODUCTION: AMOUNT	NET SALES: VOLUME	NET SALES: AMOUNT	MARKET SHARE (%)	MAIN: TRADEMARKS	MAIN: COSTUMERS
CORN FLOUR	339,749	923,286	339,817	1,198,096	72	MASECA	TORTILLA SHOP
	-	-	-	-	-		SUPER MARKET
TORTILLA OF CORN	2,401	7,280	2,218	14,064	27	MISION	CONVENIENCE STORE
TORTILLA OF WHEAT	1,501	6,971	1,344	18,787	36	MISION	CONVENIENCE STORE
FRITTER	897	10,554	493	10,323	38	MISION	CONVENIENCE STORE
WHEAT FLOUR	149,243	347,974	139,627	480,457	15	DILUVIO,MTY.SELECTA	SUPER MARKET
SERVICES AND OTHERS	-	-	-	2,460	-		-
TOTAL		1,296,065		1,724,187			

FOREIGN SELL

MAIN PRODUCT	NET SALES: VOLUME	NET SALES: AMOUNT	DESTINATION	MAIN: TRADEMARKS	MAIN: COSTUMERS
CORN AND WHEAT FLOUR	124,809	751,349	C. Y S.AMERICA	MASECA, MASA RICA	SUPER MARKET
TORTILLA	2,966	35,921			
PALMITO (BOXS EQ.)	784	31,071	EUROPE	GIGANTE VERDE	GIGANTE VERDE
TOSTY	602	34,635	C. Y S.AMERICA	TOSTY	RETAIL
RICE (QUINTALES)	9,208	52,217	C. Y S.AMERICA	LUISIANA	SUPER MARKET
OAT	-	5,102	S.AMERICA		
-	-	-	-	-	-
PRODUCTOS E.E.U.U.:	-	-			
CORN FLOUR	87,757	490,394	E.U.A.	GUERRERO, MISSION	CONSUMER
TORTILLA,CHIPS,SHEL	143,293	2,081,025	E.U.A.	GUERRERO, MISSION	CONSUMER
-	-	-	-	-	-
SERVICES AND OTHERS	-	414			
-	-	-	-	-	-
-	-	-	-	-	-
TOTAL		3,482,128			

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES: PORTION	NUMBER OF SHARES: PORTION	NUMBER OF SHARES: MEXICAN	NUMBER OF SHARES: SUBSCRIPTION	CAPITAL STOCK (Thousands of Pesos): FIXED	CAPITAL STOCK (Thousands of Pesos): VARIABLE
B		-	441,183,943			441,402,386	4,193,228	
TOTAL			**441,183,943**	-	-	**441,402,386**	**4,193,228**	-

ADR'S: 4 ORDINARY SHARE TO 1 ADR'S